SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549










                                    FORM 11-K





                                   (Mark One)

                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       For the transition period from to








                         AMERICAN ELECTRIC POWER SYSTEM
                             RETIREMENT SAVINGS PLAN
                            (Full title of the plan)









                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office)

             AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN


                                TABLE OF CONTENTS
                                      PAGE

   SIGNATURES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

   INDEPENDENT AUDITORS' REPORT. . . . . . . . . . . . . . . . . . . . . . . 4

                              FINANCIAL STATEMENTS:
    Statements of Net Assets Available for Benefits . . . . . . . . . . . . 5
    Statements of Changes in Net Assets Available for Benefits. . . . . . . 6
  Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . 7-11

                             SUPPLEMENTAL SCHEDULE:
   I. Schedule of Assets Held as of December 31, 2001 . . . . . . . . . .12-13

                                    EXHIBITS:
   Exhibit Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
   Consent of Independent Auditors . . . . . . . . . . . . . . . . . . . . 15

             AMERICAN ELECTRIC POWER SYSTEM RETIREMENT SAVINGS PLAN



         SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Trusts Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.










                                                         By: /s/ J. Steven Kiser
                              --------------------------------------------------
                                                      J. Steven Kiser, Secretary
                                               Employee Benefit Trusts Committee

         Date:   June 25, 2002

         INDEPENDENT AUDITORS' REPORT

         American Electric Power Service Corporation, as Plan Administrator:

         We have audited the accompanying statements of net assets available for benefits of the American Electric Power System Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




         DELOITTE & TOUCHE LLP
         Columbus, Ohio
         June 25, 2002

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN
-------------------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                   As Of December 31, 2001
                                                 -----------------------------------------------------------
                                                     Participant                Non-Participant
                                                      Directed            Directed            Total
                                                 --------------------  ----------------  ----------------
ASSETS:

  Investments:
   Group Annuity, Bank Investment and
       Other Fixed Income Contracts                     $578,126,683                        $578,126,683
   American Electric Power Company, Inc. -
       Common Stock                                      375,886,712      $103,093,336       478,980,048
   Registered Investment Company Funds                   702,992,316                         702,992,316
   Fidelity Institutional Cash Portfolio Fund             20,533,760         4,737,152        25,270,912
   Participant Loans                                      15,746,700                          15,746,700
                                                 --------------------  ----------------  ----------------

     Total Investments                                 1,693,286,171       107,830,488     1,801,116,659

    Other Receivables                                                           17,695            17,695
                                                 --------------------  ----------------  ----------------

NET ASSETS AVAILABLE FOR BENEFITS                     $1,693,286,171      $107,848,183    $1,801,134,354
                                                 ====================  ================  ================


See notes to financial statements.


AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN
-------------------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                      As Of December 31,2000
                                                 -------------------------------------------------------------
                                                        Participant                 Non-Participant
                                                          Directed            Directed            Total
                                                   -------------------   ----------------  -----------------
ASSETS:

  Investments:
   Group Annuity, Bank Investment and
       Other Fixed Income Contracts                      $503,673,194                          $503,673,194
   American Electric Power Company, Inc. -
       Common Stock                                       411,360,904        $94,396,021        505,756,925
   Registered Investment Company Funds                    844,269,352                           844,269,352
   Fidelity Institutional Cash Portfolio Fund              16,460,689          3,719,060         20,179,749
   Participant Loans                                       16,722,513                            16,722,513
                                                   -------------------   ----------------  -----------------

     Total Investments                                  1,792,486,652         98,115,081      1,890,601,733

    Other Receivables                                                          2,371,909          2,371,909
                                                   -------------------   ----------------  -----------------

NET ASSETS AVAILABLE FOR BENEFITS                      $1,792,486,652       $100,486,990     $1,892,973,642
                                                  ===================   ================  =================


See notes to financial statements.



AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN
--------------------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                      Year Ended December 31, 2001
                                                        ---------------------------------------------------------
                                                           Participant               Non-Participant
                                                             Directed           Directed           Total
                                                        -------------------  ---------------  ----------------

NET INVESTMENT INCOME:
  Interest                                                     $32,752,473                        $32,752,473
  Dividends                                                     22,561,653       13,732,926        36,294,579
  Net Appreciation (Depreciation) in Fair Value
     of Investments                                           (168,854,012)       5,355,746      (163,498,266)
                                                        -------------------  ---------------  ----------------
          Total Net Investment Income (Loss)                  (113,539,886)      19,088,672       (94,451,214)

INTERFUND TRANSFERS                                                149,244         (149,244)

TRANSFERS FROM OTHER QUALIFIED PLANS                             2,907,877                          2,907,877

CONTRIBUTIONS:
  Participants                                                  97,738,982                         97,738,982
  Employer                                                      14,809,841       24,473,112        39,282,953
                                                        -------------------  ---------------  ----------------
     Total Contributions                                       112,548,823       24,473,112       137,021,935


DISTRIBUTIONS TO PARTICIPANTS                                 (101,266,539)     (36,051,347)     (137,317,886)
                                                        -------------------  ---------------  ----------------

INCREASE (DECREASE) IN NET ASSETS                              (99,200,481)       7,361,193       (91,839,288)
                                                        -------------------  ---------------  ----------------

NET ASSETS AVAILABLE FOR BENEFITS
   BEGINNING OF YEAR                                         1,792,486,652      100,486,990     1,892,973,642
                                                        -------------------  ---------------  ----------------

NET ASSETS AVAILABLE FOR BENEFITS
   END OF YEAR                                              $1,693,286,171     $107,848,183    $1,801,134,354
                                                        ===================  ===============  ================


 See notes to financial statements

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN
--------------------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                       Year Ended December 31, 2000
                                                        ---------------------------------------------------------
                                                              Participant               Non-Participant
                                                               Directed           Directed            Total
                                                           ------------------  ----------------  ----------------

NET INVESTMENT INCOME:
  Interest                                                       $31,427,553                         $31,427,553
  Dividends                                                       85,887,496         9,449,482        95,336,978
  Net Appreciation (Depreciation) in Fair Value
     of Investments                                              (42,448,846)       13,048,590       (29,400,256)
                                                           ------------------  ----------------  ----------------
          Total Net Investment Income (Loss)                      74,866,203        22,498,072        97,364,275

INTERFUND TRANSFERS                                                   68,951           (68,951)

TRANSFERS FROM OTHER QUALIFIED PLANS

CONTRIBUTIONS:
  Participants                                                    72,051,756                          72,051,756
  Employer                                                         7,831,419        13,059,761        20,891,180
                                                           ------------------  ----------------  ----------------
     Total Contributions                                          79,883,175        13,059,761        92,942,936


DISTRIBUTIONS TO PARTICIPANTS                                   (152,947,741)       (6,492,640)     (159,440,381)
                                                           ------------------  ----------------  ----------------

INCREASE (DECREASE) IN NET ASSETS                                  1,870,588        28,996,242        30,866,830
                                                           ------------------  ----------------  ----------------

NET ASSETS AVAILABLE FOR BENEFITS
   BEGINNING OF YEAR                                           1,790,616,064        71,490,748     1,862,106,812
                                                           ------------------  ----------------  ----------------

NET ASSETS AVAILABLE FOR BENEFITS
   END OF YEAR                                                $1,792,486,652      $100,486,990    $1,892,973,642
                                                           ==================  ================  ================


 See notes to financial statements








AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
------------------------------------------------------------------------------


1.       PLAN DESCRIPTION

         The following description of the American Electric Power System Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

         The Plan became effective and commenced operations on January 1, 1978. Effective August 1, 1998, employees were eligible to become participants in the Plan on the first day of employment. Prior to August 1, 1998, employees who had completed 6 months of service, as defined in the Plan, could participate in the Plan. Participants may contribute, through payroll deductions, up to 6% of their regular compensation in 1% increments as a matched contribution to the Plan. Effective January 1, 2001, the employer contributes an amount equal to 75% of participants' matched contributions. Prior to January 1, 2001, the employer contributed an amount equal to 50% of the participants' matched contributions. Employees who have elected to make a 6% matched contribution to the Plan may contribute up to an additional 14% of their base compensation in 1% increments as an unmatched contribution. Effective January 1, 2001, the definition of pay was expanded to include shift differential, Sunday premium pay, incentive pay and overtime pay, in addition to base pay. At termination, employees will have the option of rolling a lump sum payment from the AEP System Retirement Plan into the AEP System Retirement Savings Plan. Highly compensated employees are currently limited to an additional 10% of their base compensation. Additionally, employees may direct that their contributions be made on an after-tax basis and/or a pre-tax basis in accordance with Section 401(k) of the Internal Revenue Code (Code). An employee's taxable income for federal income tax is reduced by any pre-tax contribution. Certain restrictions, as defined by the Code, are placed on the availability of those pre-tax accumulated funds.

         Effective June 15, 2000, American Electric Power Company Inc. (the Company) entered into a merger with Central and South West Corporation
         (CSW). The merger agreement provided that the CSW qualified plans will remain in effect until July 1, 2002. The Company anticipates that the Central and South West Corporation Retirement Savings Plan will merge with the Plan on January 1, 2003.

        American Electric Power Service Corporation is the Plan Administrator (Plan Administrator). Fidelity Management Trust Company (Fidelity) is the Trustee for all funds except the Fixed Income Fund, and is the Recordkeeper for the entire Plan. Key Trust Company of Ohio, N.A. (Key Trust) is Trustee for the Fixed Income Fund.

        Employer contributions are invested solely in the AEP Stock Fund. Participants may direct the investment of their contributions to any combination of the following funds:

        The Fixed Income Fund, the objective of which is to invest in contracts with various insurance and financial institutions at varying annual interest rates, maturing over periods approximating five years or less and temporary investments in the Employee Benefits Money Market Fund and the Fidelity Institutional Cash Portfolio.

         The AEP Stock Fund, the objective of which is to invest in American Electric Power Company, Inc. (AEP) common stock and temporary investments in the Fidelity Institutional Cash
         Portfolio Money Market Fund.

         The Fidelity Puritan Fund, the objective of which is to invest in a broadly diversified portfolio of domestic and foreign common stocks, and preferred stocks and bonds, including lower-quality, high-yield debt securities. The prospectus for the Puritan Fund indicates that the Puritan Fund is a growth and income fund.

         The Fidelity OTC Portfolio, the objective of which is to invest in common stocks, preferred stocks, securities convertible into common stocks, and debt securities that are traded on the over-the-counter (OTC) securities market. The prospectus for the OTC Portfolio indicates that the OTC Portfolio is a growth fund.

         The Fidelity Overseas Fund, the objective of which is to invest in foreign securities, including common stocks and securities convertible into common stocks, as well as debt instruments. The prospectus for the Overseas Fund indicates that the Overseas Fund is an international growth fund.

         The Fidelity Blue Chip Growth Fund, the objective of which is to invest in a diversified portfolio of common stocks of well-known and established domestic and foreign companies. The prospectus for the Blue Chip Growth Fund indicates that the Blue Chip Growth Fund is a growth fund.

         The Fidelity Equity Income Fund, the objective of which is to seek reasonable income and also to consider the potential for capital appreciation. The fund seeks a yield that exceeds the yield on the securities comprising the Standard and Poor's 500 index and normally invests at least 65% of its total assets in income-producing equity securities, while potentially investing in other types of equity securities and debt securities, including lower-quality debt securities.

         The Fidelity Low-Priced Stock Fund, the objective of which is to seek capital appreciation by normally investing at least 65% of total assets in low-priced common stocks ($35 or less at time of purchase), which can lead to investments in small and medium-sized companies.

         The Fidelity Freedom Income Fund, the objective of which is to seek high current income and, secondarily, to seek capital appreciation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

         The Fidelity Freedom 2000 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2000 approaches its target retirement date. Targeted to investors expected to retire around the year 2000.

         The Fidelity Freedom 2010 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2010 approaches its target retirement date. Targeted to investors expected to retire around the year 2010.

         The Fidelity Freedom 2020 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2020 approaches its target retirement date. Targeted to investors expected to retire around the year 2020.

         The Fidelity Freedom 2030 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2030 approaches its target retirement date. Targeted to investors expected to retire around the year 2030.

         The Fidelity Freedom 2040 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2040 approaches its target retirement date. Targeted to investors expected to retire around the year 2040.

         The Fidelity Spartan U.S. Equity Index Portfolio, the objective of which is to invest in a group of common stocks. The prospectus for the Spartan U.S. Equity Index Portfolio indicates that the Spartan U.S. Equity Index Portfolio is a growth and income fund which is designed to approximate the composition and total return of the S&P 500.

         Participants may transfer the value of their own cumulative contributions, in any whole percentage or dollar amount, among investments, change their investment elections, and change their contribution percentage as often as they like. Effective January 1, 2001, except for their pre-tax contributions, participants may make an unlimited number of withdrawals of their interest in the Plan, including company matching contributions which are immediately vested. Pre-tax contributions are not eligible for withdrawal by participants not yet age 59-1/2, except under hardship as defined by the Plan. Participants age 50 and over may transfer a portion or all of the value of their employer contributions from the AEP Stock Fund, as often as they like.

         Participants may borrow from their savings plan accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from six months to 54 months, or any monthly increment in-between. The loan period cannot extend beyond the date that the participant reaches age 70-1/2. Interest rates, fixed for the life of the loan, are calculated by adding 1% to the prime rate, as reported in the Eastern edition of the Wall Street Journal, in effect as of the first business day of the calendar quarter in which the loan is taken. Prior to April 1, 2000, there was a one-time loan processing fee of $35 and a loan maintenance fee of $3.75 per quarter. On April 1, 2000, loan fees were eliminated. Active employees make principal and interest payments through payroll deductions. Retirees/surviving spouses make monthly payments using a coupon book.

2.       ACCOUNTING POLICIES

         The accompanying financial statements are prepared on the accrual basis of accounting.

         Investments have been recorded based on the trade-date and are reported in the Statements of Net Assets Available for Benefits at fair value or contract value. The AEP Stock Fund investments are valued at year-end quoted closing prices. The year-end valuations for the various Fidelity funds are based on the closing market prices for the underlying securities as provided by the Trustee. The Fixed Income Fund contracts are valued at book value which is equal to cost plus interest, as the contracts are fully benefit responsive.

         Dividends and interest income are recorded as earned. These amounts are reinvested by the Trustees in the same funds which generated such income. Investment management fees are accounted for as a reduction in net investment income. All other Plan administration expenses are paid by the employer with the exception of per transaction charges for withdrawals and "minimum required distributions" which are borne by the participants.

         Distributions are recorded when paid. There were no amounts due to participants who requested distributions from the Plan for the years ended December 31, 2001 and 2000.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3.       INVESTMENT CONTRACT VALUATION

         The Plan has a fixed income fund with Key Trust as Trustee, which invests primarily in fully benefit responsive investment contracts. Key Trust maintains the assets in a custodian account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals (credited interest rates ranged from 7.53% to 2.21% for 2001 and from 7.53% to 2.21% for 2000). The average yield was 5.20% and 5.82% for fiscal years ending December 31, 2001 and 2000, respectively. The investment is recorded in the financial statements based on the contract value of the underlying investment contracts, which approximates fair value, as reported to the Plan by Fidelity. Contract value represents contributions made under the contract, plus earnings, less withdrawals.

4.       INVESTMENTS EXCEEDING 5% OF THE PLAN NET ASSETS

         Investments exceeding five percent of net assets were:

                                                               Fair Value
                                                      ---------------------------
                                                              December 31,
                                                          2001           2000
                                                      ------------   ------------

      AEP Common Stock - Participant Directed . . .   $375,886,712   $411,360,904

      AEP Common Stock - Non-Participant Directed .   $103,093,336   $ 94,396,021

      Fidelity Spartan U.S. Equity Index Portfolio.   $227,166,030   $280,004,061

      Fidelity Blue Chip Growth Fund. . . . . . . .   $186,856,235   $234,002,496
      Fidelity OTC Portfolio. . . . . . . . . . . .   $124,351,349   $169,033,714

5.       NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS

         During 2001 and 2000, the Plan's investments (including investments bought, sold as well as held during the year) depreciated in value by $(163,498,266) and $(29,400,256), respectively, as follows:

                                                              December 31,
                                                          2001           2000
                                                     ------------   ------------

         Investments at Fair Value:
        American Electric Power Company, Inc. -
        Common Stock. . . . . . . . . . . . . . .  $ (31,587,409) $ 161,293,077

      Investments at Estimated Fair Value:
        Registered Investment Companies and
          Group Annuity, Bank Investment and
        Other Fixed Income Contracts. . . . . . .   (131,910,857)  (190,693,333)
                                                     -------------  ------------

          Total . . . . . . . . . . . . . . . . .  $(163,498,266) $ (29,400,256)
                                                   =============  =============

6.       FEDERAL INCOME TAX

         The Internal Revenue Service (IRS) has determined that the Plan meets the requirements of Section 401(a) of the Code; therefore, the Plan is exempt from federal income tax pursuant to Section 501(a) of the Code.

         The Plan obtained its latest determination letter on November 13, 1997, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.

         Under current income tax laws and regulations, participants are not subject to federal income tax on the employer contributions to their accounts or on the accumulated earnings on employee and employer contributions until such amounts are distributed to participants. Employees have the option to make contributions to the Plan on a pre-tax basis, in which case federal income tax is deferred until such amounts are distributed.

7.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

8.       RELATED-PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

9.       SUBSEQUENT EVENTS

         Effective March 1, 2002, participants of any age may direct the investment of a portion or all of the value of the existing employer contributions in the AEP Stock Fund. Also, the company match contribution will be allocated According to the employee's other contribution investment elections.


AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE I
------------------------------------------------------------------------------------------

ASSETS HELD AS OF DECEMBER 31, 2001
                                             NUMBER OF      FAIR/CONTRACT
                                           SHARES/UNITS          VALUE           COST
                                          ---------------   --------------  --------------
THE FIXED INCOME FUND:
  Fixed Income Contract -
   AIG Life Insurance Company
   7.53% effective annual yield to
   July 31, 2003. . . . . . . . . . . .                         22,996,966      22,996,966
  Group Annuity Contract -
   J.P. Morgan #2
   5.82% effective annual yield to
   July 25, 2005. . . . . . . . . . . .                         17,191,654      17,191,654
  Group Annuity Contract -
   Metropolitan Life Inc. Company
   4.58% effective annual yield to
   April 30, 2005 . . . . . . . . . . .                         61,052,537      61,052,537
  Group Annuity Contract -
   Monumental Life Insurance Company
   5.65% effective annual yield to
   January 30, 2004 . . . . . . . . . .                         15,351,903      15,351,903
  Group Annuity Contract -
   National Westminster Bank
   2.21% effective annual yield to
   October 31, 2005 . . . . . . . . . .                         24,415,203      24,415,203
  Group Annuity Contract -
   New York Life Insurance Company
   5.83% effective annual yield to
   January 31, 2003 . . . . . . . . . .                         14,610,321      14,610,321
  Group Annuity Contract -
   New York Life Insurance Company
   5.44% effective annual yield to
   January 30, 2004 . . . . . . . . . .                         15,339,021      15,339,021
  Fixed Income Contract -
   Norwest Bank Minnesota
   variable annual yield with an
   indeterminate maturity date. . . . .                         15,933,186      15,933,186
  Group Annuity Contract -
   Ohio National Life Insurance Company
   5.80% effective annual yield to
   October 7, 2002. . . . . . . . . . .                         35,331,596      35,331,596
  Group Annuity Contract -
   Principle Mutual Life
   6.00% effective annual yield to
   October 31, 2003 . . . . . . . . . .                         42,385,360      42,385,360
  Group Annuity Contract -
   Protective Life Insurance Company
   5.95% effective annual yield to
   January 31, 2002 . . . . . . . . . .                         33,847,513      33,847,513
  Group Annuity Contract -
   Protective Life Insurance Company
   6.39% effective annual yield to
   April 30, 2004 . . . . . . . . . . .                         10,583,177      10,583,177
  Group Annuity Contract -
   Prudential Insurance Company America
   6.00% effective annual yield to
   indeterminate maturity date. . . . .                         10,545,988      10,545,988




AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE I
------------------------------------------------------------------------------------------

ASSETS HELD AS OF DECEMBER 31, 2001 (Continued)
                                             NUMBER OF      FAIR/CONTRACT
                                           SHARES/UNITS          VALUE           COST
                                          ---------------   --------------  --------------
THE FIXED INCOME FUND (Continued)

  Group Annuity Contract -
   Rabobank Nederland
   variable annual yield with an
   indeterminate maturity date. . . . .                         59,597,536      59,597,536
  Group Annuity Contract -
   Rabobank Nederland
   variable annual yield with an
   indeterminate maturity date. . . . .                         59,595,777      59,595,777
  Group Annuity Contract -
   Security Life of Denver
   Insurance Company
   6.60% effective annual yield to
   August 3, 2004 . . . . . . . . . . .                         29,170,074      29,170,074
  Group Annuity Contract -
   State Street Bank & Trust Company
   6.62% effective annual yield to
   indeterminate maturity date. . . . .                         52,119,275      52,119,275
  Group Annuity Contract -
   Transamerica Life & Annuity
   variable annual yield with an
   indeterminate maturity date. . . . .                         58,059,596      58,059,596
                                                            --------------  --------------
  Subtotal. . . . . . . . . . . . . . .                        578,126,683     578,126,683
  Fidelity Institutional Cash
   Portfolio Fund . . . . . . . . . . .  20,533,760 Units       20,533,760      20,533,760
                                                            --------------  --------------
    TOTAL - THE FIXED INCOME FUND . . .                     $  598,660,443  $  598,660,443
                                                            --------------  --------------

THE AEP STOCK FUND:
  American Electric Power Company, Inc.
   Common Stock $6.50 par value . . . . 11,003,477 Shares $ 478,980,048 $
  354,071,496 Fidelity Institutional Cash
   Portfolio Fund . . . . . . . . . . .   4,737,152 Units        4,737,152       4,737,152
                                                            --------------  --------------
    TOTAL - THE AEP STOCK FUND. . . . .                     $  483,717,200  $  358,808,648
                                                            --------------  --------------

REGISTERED INVESTMENT COMPANY:
 The Fidelity Blue Chip Growth Fund . .     4,351,566 Units   $  186,856,235  $  184,350,826
 The Fidelity Equity Income Fund. . . .       160,939 Units        7,848,999       8,250,038
 The Fidelity Freedom 2000 Fund . . . .       456,122 Units        5,254,523       5,749,164
 The Fidelity Freedom 2010 Fund . . . .   1,676,844 Units         21,145,000      24,269,808
 The Fidelity Freedom 2020 Fund . . . .     1,588,092 Units       19,978,195      24,505,243
 The Fidelity Freedom 2030 Fund . . . .       304,343 Units        3,822,545       4,701,343
 The Fidelity Freedom 2040 Fund . . . .        28,137 Units          207,933         225,292
 The Fidelity Freedom Income Fund . . .       918,148 Units       10,035,356      10,366,437
 The Fidelity Low-Priced Stock Fund . .       734,810 Units       20,148,496      18,538,944
 The Fidelity OTC Portfolio . . . . . .   3,989,456 Units      124,351,349     181,675,956
 The Fidelity Overseas Fund . . . . . .       881,349 Units       24,166,592      31,758,232
 The Fidelity Puritan Fund. . . . . . .   2,943,467 Units       52,011,063      53,898,175
 The Fidelity Spartan U.S. Equity Index
   Portfolio. . . . . . . . . . . . . .     5,589,715 Units      227,166,030     176,704,057
                                                              --------------  --------------
    TOTAL - REGISTERED INVESTMENT COMPANY                   $  702,992,316  $  724,993,515
                                                            --------------  --------------

PARTICIPANT LOANS (interest rate ranging from 7.00%
  through 10.5% maturing through June 2006)                 $   15,746,700  $   15,746,700
                                                            --------------  --------------

TOTAL INVESTMENTS . . . . . . . . . . .                     $1,801,116,659  $1,698,209,306
                                                            ==============  ==============

AMERICAN ELECTRIC POWER SYSTEM
RETIREMENT SAVINGS PLAN


EXHIBIT INDEX
-------------------------------------------------------------------------

Exhibit No.                       Description

   23                         Consent of Deloitte & Touche LLP

                                                              EXHIBIT 23
         AMERICAN ELECTRIC POWER SYSTEM
         RETIREMENT SAVINGS PLAN

         CONSENT OF INDEPENDENT AUDITORS
         ---------------------------------------------------------------------

         American Electric Power Company, Inc.:


         We consent to the incorporation by reference in Post-Effective Amendment No. 3 to Registration Statement No. 33-1052 of American Electric Power System Retirement Savings Plan (formerly the American Electric Power System Employees Saving Plan) on Form S-8 of our report dated June 25, 2002 appearing in this Annual Report on Form 11-K of American Electric Power System Retirement Savings Plan for the year ended December 31, 2001.







         DELOITTE & TOUCHE LLP
         Columbus, Ohio
         June 28, 2002